COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG PENDLETON COUNTY BANK,
MEDIA GENERAL INDEX AND SIC CODE INDEX



ASSUMES $100 INVESTED ON JAN. 1, 1998
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2002